Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and six-month periods ended on June 30, 2021

Content

Condensed consolidated interim financial statements
Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

1	General information	9
2	Information by business segment	11
3	Basis of preparation of the condensed consolidated interim financial statements	13
4	Net revenues	19
5	Expenses by nature	19
6	Other income and expenses, net	20
7	Net financial results	21
8	Current and deferred income tax	22
9	Financial instruments	23
10	Cash and cash equivalents	25
11	Derivative financial instruments	27
12	Trade accounts receivable	28
13	Inventory	28
14	Property, plant and equipment	29
15	Intangible assets	30
16	Loans and financings	31
17	Asset retirement and environmental obligations	33
18	Impairment of non-current assets	33
19	Events after the reporting period	33

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2021	2020	2021	2020
Net revenues	4	686,189	336,705	1,289,118	778,834
Cost of sales	5	(464,744)	(315,992)	(887,527)	(707,340)
Gross profit		221,445	20,713	401,591	71,494

Operating expenses
Selling, general and administrative	5	(35,366)	(29,173)	(71,903)	(70,821)
Mineral exploration and project evaluation	5	(18,460)	(9,563)	(32,774)	(25,389)
Impairment of non-current assets	18	—	—	—	(484,594)
Other income and expenses, net	6	2,892	6,414	(5,639)	(10,777)
		(50,934)	(32,322)	(110,316)	(591,581)
Operating income (loss)		170,511	(11,609)	291,275	(520,087)

Net financial results	7
Financial income		2,033	3,430	3,954	7,052
Financial expenses		(35,286)	(39,095)	(69,501)	(78,837)
Other financial items, net		65,517	(18,802)	23,632	(148,029)
		32,264	(54,467)	(41,915)	(219,814)

Income (loss) before income tax		202,775	(66,076)	249,360	(739,901)

Income tax	8 (a)
Current		(43,082)	223	(80,645)	(20,497)
Deferred		(37,536)	9,639	(14,947)	90,360
Net income (loss) for the period		122,157	(56,214)	153,768	(670,038)
Attributable to NEXA's shareholders		109,012	(55,774)	131,799	(579,456)
Attributable to non-controlling interests		13,145	(440)	21,969	(90,582)
Net income (loss) for the period		122,157	(56,214)	153,768	(670,038)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD		0.82	(0.42)	1.00	(4.38)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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 Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2021	2020	2021	2020
Net income (loss) for the period		122,157	(56,214)	153,768	(670,038)

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	11 (b)	(135)	(1,824)	(99)	(202)
Deferred income tax		(40)	585	(161)	60
Translation adjustment of foreign subsidiaries		69,553	(19,018)	17,767	(167,725)
		69,378	(20,257)	17,507	(167,867)

Other comprehensive (loss) income, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	16 (b)	(1,870)	(16,674)	(3,202)	15,784
Deferred income tax		526	5,511	929	(5,322)
Changes in fair value of investments in equity instruments		(1,180)	—	(1,061)	—
		(2,524)	(11,163)	(3,334)	10,462
Other comprehensive income (loss) for the period, net of income tax		66,854	(31,420)	14,173	(157,405)

Total comprehensive income (loss) for the period		189,011	(87,634)	167,941	(827,443)
Attributable to NEXA’s shareholders		172,045	(84,733)	146,561	(719,715)
Attributable to non-controlling interests		16,966	(2,901)	21,380	(107,728)
Total comprehensive income (loss) for the period		189,011	(87,634)	167,941	(827,443)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

Assets	Note	Unaudited June 30, 2021	Audited December 31, 2020
Current assets
Cash and cash equivalents	10	1,046,080	1,086,163
Financial investments		29,480	35,044
Derivative financial instruments	11	13,750	16,329
Trade accounts receivables	12	215,432	229,032
Inventory	13	336,090	256,522
Recoverable income tax		16,665	12,953
Other assets		94,843	91,141
		1,752,340	1,727,184
Non-current assets
Investment in equity instruments	1 (c)	5,295	—
Derivative financial instruments	11	10,008	15,651
Deferred income tax	8	203,522	221,580
Recoverable income tax		5,607	13,110
Other assets		61,035	93,131
Property, plant and equipment	14	2,050,201	1,898,296
Intangible assets	15	1,046,111	1,076,405
Right-of-use assets		16,706	18,869
		3,398,485	3,337,042

Total assets		5,150,825	5,064,226

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16	86,740	146,002
Lease liabilities		17,154	15,999
Derivative financial instruments	11	6,081	5,390
Trade payables		396,140	370,122
Confirming payables		177,271	145,295
Dividends payable		18,542	4,557
Asset retirement and environmental obligations	17	45,260	33,095
Contractual obligations		22,088	27,132
Salaries and payroll charges		53,592	56,107
Tax liabilities		64,461	43,630
Other liabilities		39,428	29,230
		926,757	876,559
Non-current liabilities
Loans and financings	16	1,828,078	1,878,312
Lease liabilities		6,697	9,690
Derivative financial instruments	11	21,871	21,484
Asset retirement and environmental obligations	17	233,419	242,951
Provisions		33,433	30,896
Deferred income tax	8	211,817	218,392
Contractual obligations		121,847	138,893
Other liabilities		28,870	25,805
		2,486,032	2,566,423

Total liabilities		3,412,789	3,442,982

Shareholders’ equity
Attributable to NEXA’s shareholders		1,489,006	1,377,445
Attributable to non-controlling interests		249,030	243,799
		1,738,036	1,621,244
Total liabilities and shareholders’ equity		5,150,825	5,064,226

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2021	2020	2021	2020
Cash flows from operating activities
Income (loss) before income tax		202,775	(66,076)	249,360	(739,901)
Impairment of non-current assets	18	—	—	—	484,594
Depreciation and amortization		62,157	52,128	121,355	119,725
Interest and foreign exchange effects		29,799	59,559	62,705	196,311
(Gain) loss on sale of property, plant and equipment and intangible assets	6	(14)	263	(407)	93
Changes in accruals		(1,440)	(9,178)	8,234	8,936
Changes in fair value of loans and financings	7	429	(1,976)	(8,446)	7,567
Changes in fair value of derivative financial instruments	11 (b)	(11,712)	(1,358)	1,768	1,989
Contractual obligations		(11,488)	(5,694)	(24,798)	(15,597)
Changes in operating assets and liabilities	10 (b)	(35,052)	26,012	(21,910)	(35,381)
Cash provided by operating activities		235,454	53,680	387,861	28,336

Interest paid on loans and financings	16 (b)	(28,738)	(27,153)	(64,231)	(37,400)
Interest paid on lease liabilities		13	(403)	(289)	(890)
Premium paid on bonds repurchase	16 (b)	—	—	—	(14,481)
Income tax paid		(5,610)	(1,983)	(27,558)	(17,544)
Net cash provided by (used in) operating activities		201,119	24,141	295,783	(41,979)

Cash flows from investing activities
Additions of property, plant and equipment		(107,191)	(59,657)	(189,814)	(144,966)
Net sales (purchases) of financial investments		2,178	65,207	8,829	(99,890)
Proceeds from the sale of property, plant and equipment		1,008	354	1,787	358
Investment in equity instruments		(136)	—	(6,356)	—
Net cash (used in) provided by investing activities		(104,141)	5,904	(185,554)	(244,498)

Cash flows from financing activities
New loans and financings	16 (b)	50,737	839,617	50,737	1,185,250
Debt issue costs	16 (b)	—	(6,011)	—	(7,437)
Payments of loans and financings	16 (b)	(113,424)	(491,643)	(160,628)	(492,737)
Bonds repurchase	16 (b)	—	—		(214,530)
Payments of lease liabilities		(3,025)	(2,040)	(5,282)	(4,626)
Dividends paid		(6,194)	(5,952)	(39,339)	(55,952)
Capital reduction of subsidiary – non-controlling interests		—	(1,826)	—	(1,826)
Net cash (used in) provided by financing activities		(71,906)	332,145	(154,512)	408,142

Foreign exchange effects on cash and cash equivalents		14,953	(18,770)	4,200	(24,680)

Increase (decrease) in cash and cash equivalents		40,025	343,420	(40,083)	96,985
Cash and cash equivalents at the beginning of the period		1,006,055	452,183	1,086,163	698,618
Cash and cash equivalents at the end of the period		1,046,080	795,603	1,046,080	795,603

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2020	133,320	(9,455)	1,043,755	1,245,418	(770,537)	(217,906)	1,424,595	267,782	1,692,377
Net loss for the period	—	—	—	—	(55,774)		(55,774)	(440)	(56,214)
Other comprehensive loss for the period	—	—	—	—	—	(28,959)	(28,959)	(2,461)	(31,420)
Total comprehensive loss for the period	—	—	—	—	(55,774)	(28,959)	(84,733)	(2,901)	(87,634)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	—	—	(8,573)	—	—	—	—
Dividends distribution to non-controlling interests	—	—	—	—	—	—	—	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	—	—	—	—	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	—	—	(8,573)	—	—	(18,724)	(18,724)
At June 30, 2020	132,438	—	1,043,755	1,245,418	(834,884)	(246,865)	1,339,862	246,157	1,586,019

At March 31, 2021	132,438	—	1,043,755	1,245,418	(826,888)	(277,762)	1,316,961	244,288	1,561,249
Net income for the period	—	—	—	—	109,012	—	109,012	13,145	122,157
Other comprehensive income for the period	—	—	—	—	—	63,033	63,033	3,821	66,854
Total comprehensive income for the period	—	—	—	—	109,012	63,033	172,045	16,966	189,011
Dividends distribution to non-controlling interests – note 1(b)	—	—	—	—	—	—	—	(12,224)	(12,224)
Total contributions by and distributions to shareholders	—	—	—	—	—	—	—	(12,224)	(12,224)
At June 30, 2021	132,438	—	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the period	—	—	—	—	(579,456)	—	(579,456)	(90,582)	(670,038)
Other comprehensive loss for the period	—	—	—	—	—	(140,259)	(140,259)	(17,146)	(157,405)
Total comprehensive loss for the period	—	—	—	—	(579,456)	(140,259)	(719,715)	(107,728)	(827,443)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	—	—	—	—	(50,000)	—	(50,000)	—	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	—	—	(8,573)	—	—	—	—
Dividends distribution to non-controlling interests	—	—	—	—	—	—	—	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	—	—	—	—	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	—	—	(58,573)	—	(50,000)	(18,724)	(68,724)
At June 30, 2020	132,438	—	1,043,755	1,245,418	(834,884)	(246,865)	1,339,862	246,157	1,586,019

At January 1, 2021	132,438	—	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	—	—	—	—	131,799	—	131,799	21,969	153,768
Other comprehensive income for the period	—	—	—	—	—	14,762	14,762	(589)	14,173
Total comprehensive income for the period	—	—	—	—	131,799	14,762	146,561	21,380	167,941
Dividends distribuition to NEXA's shareholdes - USD 0.26 per share	—	—	—	—	(35,000)	—	(35,000)	—	(35,000)
Dividends distribution to non-controlling interests – note 1(b)	—	—	—	—	—	—	—	(16,149)	(16,149)
Total contributions by and distributions to shareholders	—	—	—	—	(35,000)	—	(35,000)	(16,149)	(51,149)
At June 30, 2021	132,438	—	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is constructing another polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its capital shares. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three and six-month periods ended on June 30, 2021

(a)     COVID-19 outbreak impacts on NEXA´s financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business. As a response to COVID-19, the Company implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

Since the beginning of the COVID-19 global outbreak, government authorities in the countries in which the Company operates implemented policies in response to it, which negatively affected the Company’s financial position, particularly in Peru during the first and second quarters of 2020, when the Company’s Peruvian mines were suspended and its Peruvian smelter reduced production in response to measures imposed by the Peruvian government.

Currently, although the Peruvian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their normal production levels except for the Atacocha underground mine which continues suspended under care and maintenance.

During the beginning of 2021, both the Peruvian and Brazilian Governments imposed some restrictive measures in response to the accelerated increase of cases in both countries, some of which are still in place. Neither the Peruvian nor the Brazilian operations have been affected by these additional measures.

Even though the Company’s operations have returned to normal, the ultimate impact of the COVID-19 global outbreak on the Company’s financial condition depends on the pandemic’s continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to continue advancing in the distribution of effective vaccines against it, and on the impact of response measures taken by the Company, governments, and others. A new disruption period or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. Within this context, since the beginning of the pandemic, the Company has prioritized measures to strengthen its cash position and enhance its short-term liquidity.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b)     Dividends distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of USD 35,000.

Additionally, during the semester ended on June 30, 2021, the Company’s subisidiary Pollarix S.A. declared USD 16,149 (USD 12,224 in the second quarter of 2021) of dividends to non-controlling interests owned by Votorantim Geração de Energia S.A., which is a related party.

(c)     Investment in equity instruments – Tinka shares acquisition

On March 17, 2021, the Company acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru, from an arm’s length shareholder in a private transaction at a market price of CAD 0.26 per share for a total consideration of CAD 7,773 (USD 6,220).

On April 16, 2021, the Company acquired 654,758 additional common shares of Tinka at the same market price for a total consideration of approximately CAD 170 (approximately USD 136). After these acquisitions, the Company holds approximately 9.0% of the issued and outstanding common shares of Tinka. This transaction is accounted for as an investment in equity instruments at its acquisition cost and is being subsequently measured at fair value through other comprehensive income.

(d)     Prepayment of Export Credit Notes and Credit Facility

On January 22, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand, additionally paying BRL 12,905 thousand of accrued interest (a total of approximately USD 51,105).

On June 23, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 245,000 thousand, additionally paying BRL 2,974 thousand of accrued interest (approximately USD 50,077 million).

On June 28, 2021, the Company prepaid the outstanding principal amount of a Credit Facility in the amount of USD 42,969, additionally paying USD 0,294 of accrued interest.

(e)     Temporary suspension of Vazante’s Extremo Norte Mine

In March 2021, during a regular inspection at the Extremo Norte mine in Vazante, above-normal ground displacements were identified in the area around the mine’s main access and escape route. The Extremo Norte mine requires dewatering the aquifer for its operations, which leads to depressurization and can cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area were temporarily suspended, decision that continues as of the date of issuance of these financial statements. The Company, supported by external experts, initiated a detailed analysis of the geological and geotechnical conditions to ensure the safety of its workers and the resumption of the operational activities in the Extremo Norte mine. Mining acitivites are expected to resume in the third quarter of 2021 and the Company does not expect any material impact in its financial statements associated with this event.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(f)      Brazillian Supreme Court Decision over VAT (ICMS over PIS COFINS tax base)

The Company recognized recoverable PIS and COFINS indirect tax credits in 2018 in the amount of USD 64,454 (equivalent to BRL 243 million) based on a favorable and definitive judicial decision over the exclusion of ICMS on the PIS and COFINS tax base. The Internal Revenue Service (“IRS”) submitted a position to the Brazilian Supreme Court (“Superior Federal Court - STF”) questioning the timing validity of the credits and their calculation methodology. In May 2021, the STF rejected the arguments of the IRS and granted a favorable decision to the Company, accepting the timing validity of the credits and its adopted calculation methodology.

(g)     BNDES disbursements

In relation to the loan agreement subscribed in July 2020 between NEXA, through its subsidiary Mineração Dardanelos Ltda. ("Dardanelos"), and the Brazilian Economic and Social Bank (“BNDES”), during the second quarter of 2021, the Company obtained the disbursement of the following additional tranches:

a. On May 28, 2021, BRL 160,000 thousand (approximately USD 30,608); and,

b. On June 18, 2021, BRL 101,300 thousand (approximately USD 20,136).

From the total facility of BRL 750,000 thousand approved by BNDES, the Company has already obtained BRL 736,000 thousand (approximately USD 140,000). This agreement is guaranteed by Nexa Recursos Minerais S.A. ("NEXA BR") and NEXA and was contracted at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040. The proceeds are being used to finance the ongoing construction of the Aripuanã project.

2	Information by business segment

The presentation of segment results and reconciliation to income (loss) before income tax in the condensed consolidated interim income statement is as follows:

				Three-month period ended June 30, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	310,900	522,445	(162,642)	15,486	686,189
Cost of sales	(176,410)	(433,841)	162,642	(17,135)	(464,744)
Gross profit	134,490	88,604	—	(1,649)	221,445

Selling, general and administrative	(16,212)	(15,679)	—	(3,475)	(35,366)
Mineral exploration and project evaluation	(16,410)	(2,050)	—	—	(18,460)
Other income and expenses, net	(2,071)	1,504	—	3,459	2,892
Operating income	99,797	72,379	—	(1,665)	170,511

Depreciation and amortization	41,638	20,124		395	62,157
Adjusted EBITDA	141,435	92,503	—	(1,270)	232,668

Depreciation and amortization					(62,157)
Net financial results					32,264
Income before income tax					202,775

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

				Three-month period ended June 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	110,719	274,571	(51,970)	3,385	336,705
Cost of sales	(119,196)	(241,298)	51,970	(7,468)	(315,992)
Gross profit	(8,477)	33,273	—	(4,083)	20,713

Selling, general and administrative	(12,373)	(14,294)	—	(2,506)	(29,173)
Mineral exploration and project evaluation	(11,094)	(939)	—	2,470	(9,563)
Other income and expenses, net	4,043	813	—	1,558	6,414
Operating loss	(27,902)	18,853	—	(2,561)	(11,609)

Depreciation and amortization	31,056	20,754	—	318	52,128
Miscellaneous adjustments (iii)	(197)	(413)	—	—	(610)
Adjusted EBITDA	2,958	39,194	—	(2,243)	39,909

Miscellaneous adjustments (iii)					610
Depreciation and amortization					(52,128)
Net financial results					(54,467)
Loss before income tax					(66,076)
				Six-month period ended June 30, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	566,144	989,844	(291,957)	25,087	1,289,118
Cost of sales	(340,006)	(814,303)	291,957	(25,175)	(887,527)
Gross profit	226,138	175,541	—	(88)	401,591

Selling, general and administrative	(33,392)	(31,858)	—	(6,653)	(71,903)
Mineral exploration and project evaluation	(29,425)	(3,348)	—	(1)	(32,774)
Other income and expenses, net	(4,001)	(4,520)	—	2,882	(5,639)
Operating income	159,320	135,815	—	(3,860)	291,275

Depreciation and amortization	79,433	40,258	—	1,664	121,355
Adjusted EBITDA	238,753	176,073	—	(2,196)	412,630

Depreciation and amortization					(121,355)
Net financial results					(41,915)
Income before income tax					249,360

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

				Six-month period ended June 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	273,242	646,419	(139,680)	(1,147)	778,834
Cost of sales	(302,373)	(554,543)	139,680	9,896	(707,340)
Gross profit	(29,131)	91,876	—	8,749	71,494

Selling, general and administrative	(30,907)	(30,983)	—	(8,931)	(70,821)
Mineral exploration and project evaluation	(24,286)	(5,100)	—	3,997	(25,389)
Impairment of non-current assets	(446,687)	(37,907)	—	—	(484,594)
Other income and expenses, net	(5,654)	2,118	—	(7,241)	(10,777)
Operating loss	(536,665)	20,004	—	(3,426)	(520,087)

Depreciation and amortization	76,543	43,067	—	115	119,725
Impairment of non-current assets (iii)	446,687	37,907	—	—	484,594
Miscellaneous adjustments (iii)	(197)	(413)	—	—	(610)
Adjusted EBITDA	(13,632)	100,565	—	(3,311)	83,622

Miscellaneous adjustments (iii)					610
Impairment of non-current assets (iii)					(484,594)
Depreciation and amortization					(119,725)
Net financial results					(219,814)
Loss before income tax					(739,901)

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020, all revenues from products or services transferred to customers are recognized at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

(iii) For the three and six-month periods ended on June 30, 2020, these amounts were described as "Exceptional items” and for a better understanding they have been divided between Impairment of non-current assets and Miscellaneous adjustments.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2021 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month period ended on June 30, 2021 and 2020.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on June 30, 2021 and 2020 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2020 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions affect the carrying amounts of the Company’s goodwill, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and assumptions and the Company reviews them on an ongoing basis using the most current information available. Events and changes in circumstances arising after June 30, 2021, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates and assumptions for future periods. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2021 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2021 were approved on July 29, 2021 to be issued in accordance with a resolution of the Board of Directors.

New and amended standards– applicable January 1, 2021

Several new and amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these new and amended standards.

Impact of new or amended standards issued but not yet applied by the Company

New or amended standards that are not yet effective have not been early adopted by the Company. The Company does not believe that these new or amended standards will have a material effect on its financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

Revision of the condensed consolidated interim financial statements

i.	Deferred tax on depreciation of Property, plant and equipment

At the end of 2020, the Company identified a calculation error in its historical tax base for the depreciation of certain property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances. The calculation error resulted in an accumulated adjustment to deferred tax expenses of USD 37,875 recorded in Retained earnings (cumulative deficit) as of January 1, 2020. The adjustment required a reallocation of USD 23,201 between deferred tax assets and liabilities, with a net increase effect of USD 14,674 in tax liabilities as of January 1, 2020. In addition, the correction of this calculation error required an adjustment in the deferred income taxes recognized along 2020. The condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2020 have been adjusted to reflect the correction of the calculation error by revising each of the affected line items in the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income, and condensed consolidated interim statement of changes in shareholders' equity as of January 1, 2020 and accumulated in the two first quarters of 2020. For additional information, please refer to note 3.1 in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020.

ii.	Dividends paid in 2020

On December 31, 2020, the Company reclassified the dividends of USD 50,000 paid during the first quarter of 2020, from the Share premium account to the Retained earnings (cumulative deficit) account. For comparative purposes, as of June 30, 2020, the Company also made this reclassification.

The following tables summarize the effects on the Company’s condensed consolidated interim financial statements of such adjustments.

(a)     Condensed consolidated interim income statement

Three-month period ended

	As previously reported at June 30, 2020	Adjustments (i)	Revised at June 30, 2020
Income tax
Deferred	6,797	2,842	9,639
Net loss for the period	(59,056)	2,842	(56,214)
Attributable to NEXA's shareholders	(58,616)	2,842	(55,774)
Attributable to non-controlling interests	(440)	—	(440)
Net loss for the period	(59,056)	2,842	(56,214)
Weighted average number of outstanding shares – in thousands	132,439	—	132,439
Basic and diluted losses per share – USD	(0.44)	0.02	(0.42)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

Six-month period ended

	As previously reported at June 30, 2020	Adjustments (i)	Revised at June 30, 2020
Income tax
Deferred	89,287	1,073	90,360
Net loss for the period	(671,111)	1,073	(670,038)
Attributable to NEXA's shareholders	(580,529)	1,073	(579,456)
Attributable to non-controlling interests	(90,582)	—	(90,582)
Net loss for the period	(671,111)	1,073	(670,038)
Weighted average number of outstanding shares – in thousands	132,439	—	132,439
Basic and diluted losses per share – USD	(4.38)	—	(4.38)

(i) Correspond to the deferred tax adjustments as explained in note 3 (i).

(b)	Condensed consolidated interim statement of comprehensive income

Three-month period ended

	As previously reported at June 30, 2020	Adjustments (i)	Revised at June 30, 2020
Net loss for the period	(59,056)	2,842	(56,214)
Total comprehensive loss for the period	(90,476)	2,842	(87,634)
Attributable to NEXA’s shareholders	(87,575)	2,842	(84,733)
Attributable to non-controlling interests	(2,901)	—	(2,901)
Total comprehensive loss for the period	(90,476)	2,842	(87,634)

Six-month period ended

	As previously reported at June 30, 2020	Adjustments (i)	Revised at June 30, 2020
Net loss for the period	(671,111)	1,073	(670,038)
Total comprehensive loss for the period	(828,516)	1,073	(827,443)
Attributable to NEXA’s shareholders	(720,788)	1,073	(719,715)
Attributable to non-controlling interests	(107,728)	—	(107,728)
Total comprehensive loss for the period	(828,516)	1,073	(827,443)

(i) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(c)	Condensed consolidated interim statement of changes in shareholders’ equity

	As previously reported						Three-month period ended Revised
	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity

At March 31, 2020	993,755	(680,893)	1,464,239	1,732,021	+/-50,000	(39,644)	1,043,755	(770,537)	1,424,595	1,692,377
Net loss for the period	—	(58,616)	(58,616)	(59,056)	—	2,842	—	(55,774)	(55,774)	(56,214)
Other comprehensive loss for the period	—	—	(28,959)	(31,420)	—	—	—	—	(28,959)	(31,420)
Total comprehensive loss for the period	—	(58,616)	(87,575)	(90,476)	—	2,842	—	(55,774)	(84,733)	(87,634)
Cancellation of 881,902 treasury shares acquired for USD 9,455	—	(8,573)	—	—	—	—	—	(8,573)	—	-
Dividends distribution to non-controlling interests	—	—	—	(5,332)	—	—	—	—	—	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	(13,392)	—	—	—	—	—	(13,392)
Total contributions by and distributions to shareholders	—	(8,573)	—	(18,724)	—	—	—	(8,573)	—	(18,724)
At June 30, 2020	993,755	(748,082)	1,376,664	1,622,821	+/-50,000	(36,802)	1,043,755	(834,884)	1,339,862	1,586,019

(i) Correspond to the dividends adjustment as explained in note 3 (ii).

(ii) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

	As previously reported						Six-month period ended Revised
	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2020	1,043,755	(158,980)	2,147,452	2,520,061	—	(37,875)	1,043,755	(196,855)	2,109,577	2,482,186
Net loss for the period	—	(580,529)	(580,529)	(671,111)	—	1,073	—	(579,456)	(579,456)	(670,038)
Other comprehensive loss for the period	—	—	(140,259)	(157,405)	—	—	—	—	(140,259)	(157,405)
Total comprehensive loss for the period	—	(580,529)	(720,788)	(828,516)	—	1,073	—	(579,456)	(719,715)	(827,443)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	(50,000)	—	(50,000)	(50,000)	+/-50,000	—	—	(50,000)	(50,000)	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	—	(8,573)	—	—	—	—	—	(8,573)	—	—
Dividends distribution to non-controlling interests	—	—	—	(5,332)	—	—	—	—	—	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	(13,392)	—	—	—	—	—	(13,392)
Total contributions by and distributions to shareholders	(50,000)	(8,573)	(50,000)	(68,724)	+/-50,000	—	—	(58,573)	(50,000)	(68,724)
At June 30, 2020	993,755	(748,082)	1,376,664	1,622,821	+/-50,000	(36,802)	1,043,755	(834,884)	1,339,862	1,586,019

(i) Correspond to the dividends adjustment as explained in note 3 (ii).

(ii) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

4	Net revenues

	Three-month period ended		Six-month period ended
	2021	2020	2021	2020
Gross revenues	757,946	365,199	1,426,986	851,001
Revenues from products (i)	740,074	356,434	1,393,509	824,541
Revenues from services	17,872	8,765	33,477	26,460
Taxes on sales	(70,430)	(28,006)	(135,308)	(70,862)
Return of products sales	(1,327)	(488)	(2,560)	(1,305)
Net revenues	686,189	336,705	1,289,118	778,834

(i) Revenues from products increased in the three and six-month periods ended on June 30, 2021, mainly because of the higher metal prices during these periods. Also, production in the Peruvian operating units increased during the second quarter and the first semester of 2021 compared to that of the same periods in 2020 as these units returned to their normal operation levels after the government removed the restrictive measures imposed during the first and second quarters of 2020 as explained in note 1 (a).

5	Expenses by nature
				Three-month period ended

				2021	2020
	Cost of sales (ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(297,531)	(205)	—	(297,736)	(180,360)
Third-party services (i)	(73,800)	(10,779)	(11,583)	(96,162)	(64,450)
Depreciation and amortization	(60,279)	(1,869)	(9)	(62,157)	(52,127)
Employee benefit expenses	(30,147)	(13,971)	(3,719)	(47,837)	(48,061)
Other expenses	(2,987)	(8,542)	(3,149)	(14,678)	(9,730)
	(464,744)	(35,366)	(18,460)	(518,570)	(354,728)

				Six-month period ended
				2021	2020
	Cost of sales (ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(543,316)	(205)	—	(543,521)	(382,147)
Third-party services (i)	(154,459)	(22,897)	(19,469)	(196,825)	(168,931)
Depreciation and amortization	(117,743)	(3,596)	(16)	(121,355)	(119,725)
Employee benefit expenses	(66,015)	(30,012)	(7,138)	(103,165)	(106,343)
Other expenses	(5,994)	(15,193)	(6,151)	(27,338)	(26,404)
	(887,527)	(71,903)	(32,774)	(992,204)	(803,550)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(i) Raw materials and consumables used and third-party services increased in the three and six-month periods ended on June 30, 2021, because of the higher production in the Peruvian units as described in note 4. Also, the higher price of the zinc concentrates used in the Company’s smelting segment contributed to the increase in the raw materials and consumables used.

(ii) During the first quarter of 2021, the Company recognized USD 4,144 in cost of sales related to Atacocha’s abnormal production costs due to the illegal disruption caused by protest activities undertaken by communities, which resulted in the temporary suspension of this mine’s production during many days in January and March 2021.

6	Other income and expenses, net
	Three-month period ended		Six-month period ended
	2021	2020	2021	2020
Remeasurement of environmental obligations (i)	2,393	1,188	(4,127)	5,296
Provision of legal claims	(795)	46	(6,052)	(7,993)
Contribution to communities	(1,001)	(609)	(1,572)	(1,328)
Derivative financial instruments - note 11 (b)	1,471	2,910	2,721	(7,889)
Gain on sale of property, plant and equipment and intangible assets	14	(263)	407	(93)
Other operating income (expenses), net	810	3,142	2,984	1,230
	2,892	6,414	(5,639)	(10,777)

(i) Environmental obligations increased in the six-month period ended on June 30, 2021 due to the incremental costs to be incurred as part of Três Marias unit remediation plans.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

7	Net financial results

	Three-month period ended		Six-month period ended
	2021	2020	2021	2020
Financial income
Interest income on financial investments and cash equivalents	1,370	2,481	2,434	5,035
Interest on tax credits	78	211	240	650
Other financial income	585	738	1,280	1,367
	2,033	3,430	3,954	7,052

Financial expenses
Interest on loans and financings	(24,808)	(26,217)	(49,588)	(42,311)
Premium paid on bonds repurchase – note 16 (b)	—	—	—	(14,481)
Interest on other liabilities	(2,780)	(1,875)	(5,569)	(3,873)
Interest on contractual obligations	(1,284)	(1,465)	(2,707)	(2,986)
Interest on lease liabilities	(358)	(411)	(719)	(1,036)
Other financial expenses	(6,056)	(9,127)	(10,918)	(14,150)
	(35,286)	(39,095)	(69,501)	(78,837)

Other financial items, net (i)
Fair value of loans and financings – note 16 (b)	(429)	1,976	8,446	(7,567)
Derivative financial instruments - note 11 (b)	13,684	(620)	30	(1,580)
Foreign exchange gains (losses) (ii)	52,262	(20,158)	15,156	(138,882)
	65,517	(18,802)	23,632	(148,029)

Net financial results	32,264	(54,467)	(41,915)	(219,814)

(i) Starting in September 2020, the Company began presenting the income and expenses from derivative financial instruments and from the changes in the fair value of loans and financings by their net results, consistent with how management analyzes these items. Consequently, the Company has adjusted the financial income and the financial expenses subtotals for the periods ended on March 31 and June 30, 2020 in the income statement.

(ii) The amounts for the six-month periods ended on June 30, 2021 and 2020 include a gain of USD 31,589 and a loss of USD 79,036 respectively. Both amounts are related to the outstanding US Dollars (“USD”) denominated intercompany debt of NEXA BR with NEXA and the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during the second quarter of 2021, after having continuously depreciated during year 2020 and during the first quarter of 2021.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	Three-month period ended		Six-month period ended
	2021	2020	2021	2020
Income (loss) before income tax	202,775	(66,076)	249,360	(739,901)
Standard rate	24.94%	24.94%	24.94%	24.94%

Income tax (expense) benefit at standard rate	(50,572)	16,480	(62,190)	184,531
Difference in tax rate of subsidiaries outside Luxembourg (i)	(6,827)	17,087	(5,992)	36,031
Special mining levy and special mining tax	(6,157)	187	(9,691)	(453)
Unrecognized deferred tax benefit on net operating losses	(8,795)	(822)	(11,483)	(29,600)
Impairment of goodwill	—	—	—	(78,197)
Tax effects of translation of non-monetary assets/liabilities to functional currency	(10,483)	(19,349)	(8,018)	(21,118)
Exchange variation on capital reduction (ii)	16,825	—	16,825	—
Withholding tax over subsidiary capital reduction (iii)	(10,526)	—	(10,526)	—
Other permanent tax differences	(4,083)	(3,721)	(4,517)	(21,331)
Income tax (expense) benefit	(80,618)	9,862	(95,592)	69,863

Current	(43,082)	223	(80,645)	(20,497)
Deferred	(37,536)	9,639	(14,947)	90,360
Income tax (expense) benefit	(80,618)	9,862	(95,592)	69,863

(i) The Company’s activities are subject to the income tax regime of each country where it operates. However, NEXA’s Cerro Lindo mining unit has a lower income tax rate in comparison with that of other Peruvian operations since it is taxed under the laws and guarantees of a stability agreement signed by Nexa Resources Perú S.A.A. (“NEXA PERU”), and which is valid until fiscal year 2021.

(ii) On June 10, 2021, NEXA and the other shareholders of Nexa Resources Cajamarquilla S.A. (“NEXA CJM”) approved a capital reduction for this subsidiary of USD 210,703. Even though NEXA CJM’s functional currency is USD, for tax calculation all accounts must be converted to Peruvian Soles (PEN). The difference between the exchange rate of this capital reduction registered in PEN and the payable to shareholders registered in USD following NEXA CJM’s functional currency, as part of this subsidiary current income tax calculation, resulted in a tax deductible exchange variation expense, which generated a tax benefit of USD 16,825.

(iii) In relation to the capital reduction mentioned above, the Company also recognized USD 10,526 of tax expenses given the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital. This withholding tax expense was considered as not recoverable by NEXA.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b)     Effects of deferred tax on income statement and other comprehensive income

	June 30, 2021	June 30, 2020
Balance at the beginning of the period	3,188	(48,212)
Effect on (loss) income for the period	(14,947)	90,360
Effect on other comprehensive (loss) income - Fair value adjustment	768	(5,262)
Foreign exchange (loss) gain	2,696	(43,691)
Balance at the end of the period	(8,295)	(6,805)

(c)      Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources embodying economic benefits will be required. In such cases, a provision is not recognized. As of June 30, 2021, the main legal proceedings are related to the carryforward calculation of net operating losses and to the deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 184,445 (December 31, 2020: USD 163,670).

9	Financial instruments
(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

					June 30, 2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	10	1,046,080	—	—	1,046,080
Financial investments		29,480	—	—	29,480
Derivative financial instruments	11 (a)	—	23,758	—	23,758
Trade accounts receivables	12	78,626	136,806	—	215,432
Investment in equity instruments		—	—	5,295	5,295
		1,154,186	160,564	5,295	1,320,045

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

					June 30, 2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	16 (a)	1,719,395	195,423	—	1,914,818
Lease liabilities		23,851	—	—	23,851
Derivative financial instruments	11 (a)	—	27,952	—	27,952
Trade payables		396,140	—	—	396,140
Confirming payables		177,271	—	—	177,271
Use of public assets (ii)		20,972	—	—	20,972
Related parties (ii)		587	—	—	587
		2,338,216	223,375	—	2,561,591

				December 31, 2020
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	10	1,086,163	—	1,086,163
Financial investments		35,044	—	35,044
Derivative financial instruments	11 (a)	—	31,980	31,980
Trade accounts receivables	12	64,262	164,770	229,032
Related parties (i)		2	—	2
		1,185,471	196,750	1,382,221

				December 31, 2020
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Loans and financings	16 (a)	1,822,756	201,558	2,024,314
Lease liabilities		25,689	—	25,689
Derivative financial instruments	11 (a)	—	26,874	26,874
Trade payables		370,122	—	370,122
Confirming payables		145,295	—	145,295
Use of public assets (ii)		19,215	—	19,215
Related parties (ii)		561	—	561
		2,383,638	228,432	2,612,070

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

24 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b)     Fair value by hierarchy

				June 30, 2021
	Note	Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11 (a)	—	23,758	23,758
Trade accounts receivables		—	136,806	136,806
Investment in equity instruments (iii)	1 (c)	5,295	—	5,295
		5,295	160,564	165,859
Liabilities
Derivative financial instruments	11 (a)	—	27,952	27,952
Loans and financings designated at fair value (i)		—	195,423	195,423
		—	223,375	223,375

				December 31, 2020
	Note	Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11 (a)	—	31,980	31,980
Trade accounts receivables		—	164,770	164,770
		—	196,750	196,750
Liabilities
Derivative financial instruments	11 (a)	—	26,874	26,874
Loans and financings designated at fair value (i)		—	201,558	201,558
		—	228,432	228,432

(i) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(ii) The methodology to determine the level 2 fair value amounts is the same as disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

(iii) The level 1 fair value amount of the investments in equity instruments is determined using the share’s quotation as of the last day of the reporting period.

10	Cash and cash equivalents

(a)      Composition

	June 30, 2021	December 31, 2020
Cash and banks	310,234	113,017
Term deposits	735,846	973,146
	1,046,080	1,086,163

25 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b) Changes in operating assets and liabilities

	Three-month period ended		Six-month period ended
	2021	2020	2021	2020
Decrease (increase) in assets
Trade accounts receivables (i)	(31,277)	(28,040)	16,960	22,280
Inventory (ii)	(14,307)	10,405	(71,328)	65,547
Derivative financial instruments	(1,724)	(8,477)	7,438	(5,608)
Other assets	(12,682)	21,705	7,479	(3,578)

Increase (decrease) in liabilities
Trade payables	2,281	54,396	(3,563)	(73,518)
Confirming payables (iii)	18,418	(9,427)	31,976	(25,628)
Other liabilities	4,239	(14,550)	(10,872)	(14,876)
	(35,052)	26,012	(21,910)	(35,381)

(i) Changes in trade accounts receivables in the six-month period ended on June 30, 2021 are mainly due to a reduction in the average collection period with some customers with whom the Company is doing forfaiting operations. In the three-month period ended on June 30, 2021, trade accounts receivables increased due to higher sales volumes in comparison to those of the first quarter of 2021.

(ii) Changes in inventories in the six-month period ended on June 30, 2021 reflect the increase in the balance of finished goods, given that the volumes produced in the smelting segment as of June 2021 were higher than the volumes sold in the same period.

(iii) Changes in confirming payables in the six-month period ended on June 30, 2021 are due to the higher volumes purchased by NEXA CJM through factoring transactions as well as to the increased price of zinc concentrates during the period.

(c) Main non-cash investing and financing transactions

During the six-month period ended on June 30, 2021, the Company had: (i) additions to right-of-use assets due to new lease contracts in the amount of USD 3,015 (June 30, 2020: USD 1,324); (ii) write-offs of property, plant and equipment in the amount of USD 3,846; and, (iii) increases in dividends payable in the amount of USD 11,810.

26 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

11	Derivative financial instruments
(a)	Fair value by strategy

			June 30, 2021		December 31, 2020
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	188,223	1,161	204,394	2,398
			1,161		2,398
Sales of zinc at a fixed price
Zinc forward	ton	18,397	173	15,695	1,815
			173		1,815
Interest rate risk
IPCA vs. CDI	BRL	226,880	557	226,880	1,310
			557		1,310
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(6,085)	477,000	(417)
			(6,085)		(417)

			(4,194)		5,106
Current assets			13,750		16,329
Non-current assets			10,008		15,651
Current liabilities			(6,081)		(5,390)
Non-current liabilities			(21,871)		(21,484)

(i) Related to a derivative financial instrument entered into at the same time of a debt contract in order to manage some of the risks of such debt contract. Refer to note 16 (b) for additional information.

(b) Changes in fair value

Six-month period
Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	(651)	(5,652)	1,133	1,933	—	(99)	(2,099)
Sales of zinc at a fixed price	—	—	—	788	—	—	2,430
Interest rate risk – IPCA vs. CDI	—	—	—	—	568	—	1,321
Foreign exchange risk - BRL vs USD (i)	—	—	—	—	(538)	—	5,130
June 30, 2021	(651)	(5,652)	1,133	2,721	30	(99)	6,782

June 30, 2020	235	13,313	(6,067)	(7,889)	(1,581)	(202)	(5,354)

(i) Related to a derivative financial instrument entered into at the same time of a debt contract in order to manage some of the risks of such debt contract. Refer to note 16 (b) for additional information.

27 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

12	Trade accounts receivable
(a)	Composition
	June 30, 2021	December 31, 2020
Third parties	217,270	229,800
Related parties	1,874	2,411
Impairment of trade accounts receivables	(3,712)	(3,179)
	215,432	229,032
(b)	Analysis by currency
	June 30, 2021	December 31, 2020
USD	168,547	186,420
BRL	45,525	41,601
Other	1,360	1,011
	215,432	229,032
(c)	Aging of trade accounts receivables
	June 30, 2021	December 31, 2020
Current	211,546	222,670
Up to 3 months past due	5,878	6,728
From 3 to 6 months past due	1,057	102
Over 6 months past due	663	2,711
	219,144	232,211
Impairment	(3,712)	(3,179)
	215,432	229,032
13	Inventory
(a)	Composition
	June 30, 2021	December 31, 2020
Finished products (i)	142,258	94,033
Semi-finished products	47,522	56,335
Raw materials (ii)	89,708	66,278
Auxiliary materials and consumables	85,061	68,950
Inventory provisions	(28,459)	(29,074)
	336,090	256,522

(i) Finished products increased in the six-month period ended on June 30, 2021, since the volumes sold in the smelting segment during the first semester of 2021 were lower than the volumes produced as explained in note 10 (b).

(ii) Raw materials increased in the six-month period ended on June 30, 2021, due to the purchases of raw materials in the smelting segment, with higher values and volumes, given the increased zinc price during the quarter and the higher smelting production in Peru as explained in note 4.

28 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

14	Property, plant and equipment
(a)	Changes in the six-month period ended on June 30

							2021	2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (ii)	Other	Total	Total
Balance at the beginning of the period
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321	4,527,613
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)	(2,404,923)
Net balance at the beginning of the period	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296	2,122,690
Additions (i)	12	125	199,629	—	—	77	199,843	153,263
Disposals and write-offs	(15)	(4,367)	(158)	—	—	(686)	(5,226)	(358)
Depreciation	(25,837)	(53,889)	—	(3,528)	(731)	(637)	(84,622)	(85,177)
Impairment of non-current assets - note 18	—	—	—	—	—	—	—	(106,216)
Foreign exchange effects	9,633	13,880	20,529	1,832	869	416	47,159	(296,052)
Transfers – note 15	18,381	44,428	(75,712)	—	12,217	73	(613)	(64)
Remeasurement of asset retirement obligations	—	—	—	(4,636)	—	—	(4,636)	1,544
Balance at the end of the period	456,777	626,371	671,820	80,480	195,979	18,774	2,050,201	1,789,630
Cost	1,057,233	2,423,842	738,424	198,064	306,497	36,582	4,760,642	4,250,172
Accumulated depreciation and impairment	(600,456)	(1,797,471)	(66,604)	(117,584)	(110,518)	(17,808)	(2,710,441)	(2,460,542)
Balance at the end of the period	456,777	626,371	671,820	80,480	195,979	18,774	2,050,201	1,789,630

Average annual depreciation rates %	4	7	—	UoP	UoP

(i) Additions include capitalized borrowing costs in the amount of USD 7,503 for the six-month period ended on June 30, 2021 (June 30, 2020: USD 4,377).

(ii) Only the amounts related to the operating unit Atacocha are being depreciated under the units of production (“UoP”) method. The other balances of mining projects will be amortized once their development stage finishes, and the projects´operation starts.

29 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b)	Capital Commitments – Aripuanã project

As of June 30, 2021, the Company had contracted USD 100,842 (December 31, 2020: USD 156,893) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not been incurred yet. This decrease in capital commitments is mainly related to the fulfillment of third party commitments through the delivery of services or products.

15	Intangible assets

(a)      Changes in the six-month period ended on June 30

				2021	2020
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,776	1,665,149	53,463	2,392,388	2,403,009
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)	(864,483)
Net balance at the beginning of the period	406,434	648,870	21,101	1,076,405	1,538,526
Amortization	—	(30,054)	(1,932)	(31,986)	(27,410)
Impairment of non-current assets - note 18	—	—	—	—	(377,768)
Transfers – note 14 (a)	—	—	613	613	64
Foreign exchange effects	117	339	623	1,079	(8,457)
Balance at the end of the period	406,551	619,155	20,405	1,046,111	1,124,955
Cost	673,893	1,665,665	55,862	2,395,420	1,905,053
Accumulated amortization and impairment	(267,342)	(1,046,510)	(35,457)	(1,349,309)	(780,098)
Balance at the end of the period	406,551	619,155	20,405	1,046,111	1,124,955

Average annual amortization rates %	—	UoP	—

30 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

16	Loans and financings
(a)	Composition
				June 30, 2021	December 31, 2020
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	19,898	1,317,182	1,337,080	1,338,972
Export credit notes	LIBOR + 1.54% 134.20 % CDI 115.55% CDI	819	138,093	138,912	234,221
Term loans	LIBOR + 1.27 % Fixed + 8.49%	43,141	144,414	187,555	213,735
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	15,336	221,708	237,044	179,828
Debentures	107.5 % CDI	5,467	5,367	10,834	10,388
Other		2,079	1,314	3,393	47,170
		86,740	1,828,078	1,914,818	2,024,314

Current portion of long-term loans and financings (principal)		58,516
Interest on loans and financings		28,225

(b)	Changes in the six-month period ended on June 30
	June 30, 2021	June 30, 2020
Balance at the beginning of the period	2,024,314	1,508,557
New loans and financings – note 1 (g)	50,737	1,185,250
Debit issue costs	—	(7,437)
Payments of loans and financings	(160,628)	(492,737)
Bonds Repurchase	—	(214,530)
Foreign exchange effects	13,584	(60,285)
Changes in the Company´s credit risk of the financial liability (i)	3,202	(15,784)
Fair value of loans and financings (ii) - note 7	(8,446)	7,567
Interest accrual	56,286	56,792
Premium paid on bonds repurchase - note 7	—	(14,481)
Interest paid on loans and financings	(64,231)	(37,400)
Balance at the end of the period	1,914,818	1,915,512

(i) Related to the changes in the fair value of two debt contracts for which the Company elected to apply the fair value option for measurement. During the first semester of 2020, the Company's credit risk increased impacted by the effects of COVID-19 on the global economy, which reduced the fair value of these debts. During the first six months of 2021, the Company’s credit risk decreased due to the normalization of its operations, with a consequent change in the fair value of these debts.

(ii) One of the debts mentioned above has a derivative financial instrument entered into at the same time of such debt contract in order to manage some of its risks. As of June 30, 2021, the fair value of the related derivative resulted in a loss in the total amount of USD 538. Therefore, in 2021, the net result between the debt contracts and the relevant derivative financial instrument was a gain of USD 7,908 (excluding the effect of changes in the Company´s credit risk of the financial liability which was a loss of USD 3,202, and is included in the statement of comprehensive income).

31 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(c)	Maturity profile
							June 30, 2021
	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds – USD	20,954	—	124,244	—	—	1,191,882	1,337,080
Export credit notes	854	—	—	87,591	50,467	—	138,912
Term loans	20,105	43,029	20,686	—	103,735	—	187,555
BNDES	7,586	15,501	22,510	23,581	22,589	145,277	237,044
Debentures	5,470	5,364	—	—	—	—	10,834
Other	1,263	1,645	485	—	—	—	3,393
	56,232	65,539	167,925	111,172	176,791	1,337,159	1,914,818

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on June 30, 2021.

As of June 30, 2021, the Company was in compliance with all its financial covenants.

32 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

17	Asset retirement and environmental obligations
(a)	Changes in the six-month period ended on June 30
			June 30, 2021	June 30, 2020
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	227,189	48,857	276,046	293,827
Payments	(3,144)	(2,540)	(5,684)	(4,218)
Foreign exchange effects	3,680	2,271	5,951	(43,216)
Interest accrual	3,113	1,118	4,231	6,868
Remeasurement discount rate and additions (i)	(5,992)	4,127	(1,865)	(2,139)
Balance at the end of the period	224,846	53,833	278,679	251,122
Current liabilities	32,690	12,570	45,260	26,924
Non-current liabilities	192,156	41,263	233,419	224,198

(i) As of June 30, 2021, the credit risk-adjusted rate used for Peru was between 3.95% and 6.63% (December 31, 2020: 1.70% and 4.0%) and for Brazil, between 3.82% and 7.06% (December 31, 2020: 0.07% and 6.75%). As of June 30, 2020, the credit risk-adjusted rate used for Peru was between 2.5% to 4.8% (December 31, 2019: 5.2% to 7.8%) and for Brazil, between 3.5% to 9.3% (December 31, 2019: 3.5% to 5.3%).

18	Impairment of non-current assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered. If any indicator exists the Company estimates the asset’s or CGU´s recoverable amount. As of June 30, 2021, the Company did not identify any impairment indicator that should require an impairment testing. For the six-month period ended on June 30, 2020, the Company recognized an impairment charge of USD 484,594.

19	Events after the reporting period
(a)	Prepayment of Term Loan

On July 09, 2021, NEXA PERU prepaid the term loan it had with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD USD 90,512), additionally paying BRL 12,592 thousand of accrued interest (approximately USD 2,389). The contracted cross-currency swap associated to this debt, as explained in note 16 (b), was also unwound for USD 12,398. Then, the approximate amount paid for this transaction was USD 105,300. Since this debt is being accounted for at the fair value option, all market-to-market and credit risk effects related to it were settled at the date of prepayment, with no impact in the Company's results.

33 of 34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

(b)	Prepayment of Loan Facility

On July 28, 2021, the Company prepaid the outstanding principal of a Loan Facility in the amount of USD 80,000, additionally paying USD 211 of accrued interest.

(c)	Corporate changes

Ian Wilton Pearce, a member of the Company’s Board of Directors who served on the sustainability and capital projects committee, resigned from NEXA’s Board, effective July 29, 2021.

*.*.*

34 of 34